United States securities and exchange commission logo





                              April 12, 2024

       Bryan M. Hackworth
       Chief Financial Officer
       Universal Electronics Inc.
       15147 N. Scottsdale Road, Suite H300
       Scottsdale, AZ 85254-2494

                                                        Re: Universal
Electronics Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 8-K Furnished
February 15, 2024
                                                            File No. 0-21044

       Dear Bryan M. Hackworth:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 35

   1. Where you describe two or more business reasons that contributed to a material change in a financial statement
line item between periods, please quantify, where possible, the extent to which each factor
contributed to the overall change in that line item, including any offsetting factors. For
example, we note that you attribute the annual change in gross profit to multiple
unquantified factors. When you discuss sales fluctuations, also specifically describe
the extent to which changes are attributable to changes in prices, such as the sales price
increases referenced on page 31, or to changes in the volume or amount of goods or
services being sold or to the introduction of new products or services. In addition,
where you identify intermediate causes of changes in your operating results, also describe
the reasons underlying the intermediate causes. As an example, you disclose that the
decline in net sales was primarily due to lower customer demand in your home entertainment
channel without providing additional context. Ensure you explain in
 Bryan M. Hackworth
FirstName   LastNameBryan
Universal Electronics  Inc. M. Hackworth
Comapany
April       NameUniversal Electronics Inc.
       12, 2024
April 212, 2024 Page 2
Page
FirstName LastName
         sufficient detail the reasons driving such changes and that your overall revised disclosures assist in satisfying the requirements of Item 303(a)-(b) of Regulation S-K and the three principal objectives of MD&A, as noted in SEC Release No. 33-8350:

                to provide a narrative explanation of a company   s financial
statements that enables
              investors to see the company through the eyes of management;

                to enhance the overall financial disclosure and provide the context within which financial information should be analyzed; and

                to provide information about the quality of, and potential
variability of, a company   s
              earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance
2. We note your disclosures, including on pages 19 and 31, regarding increases in various costs, such as component, materials, logistic, labor and borrowing costs, as well as additional tariffs on certain goods imported from China. Please revise your disclosures in future filings to expand upon the principal factors contributing to your inflationary pressures, the specific actions planned or taken, if any, to mitigate the inflationary pressures, and to quantify the resulting impact on your results of operations and financial condition.
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 49

3. We note that you recognize revenue related to products, services, and royalties. We further note your disclosure on page 3 that your products serve various sales channels and industries, such as consumer electronics, climate control, and safety and home automation, and your disclosure on page 48 that your chief operating decision maker reviews disaggregated revenues. Please tell us how you considered providing disaggregated revenue disclosures of such categories pursuant to ASC 606-10-50-5 and
         ASC 606-10-55-89 through 55-91. If you believe your current disclosures fully comply with such guidance, further clarify how your disclosures comply with the product and services disclosure requirement of ASC 280-10-50-40. As part of your response, ensure you tell us the specific revenue categories included in the information regularly provided to your chief operating decision maker.
Note 10 - Income Taxes, page 64

4. Please address the following comments related to your tax rate reconciliation on page 66:

                Tell us and consider disclosing the nature of the "Distribution of previously taxed foreign earnings and profits" and "Foreign participation exemption" line items.

                Tell us the nature of the items included within the    Foreign
tax rate differential    line
 Bryan M. Hackworth
FirstName   LastNameBryan
Universal Electronics  Inc. M. Hackworth
Comapany
April       NameUniversal Electronics Inc.
       12, 2024
April 312, 2024 Page 3
Page
FirstName LastName
              item. If this line item includes amounts that do not relate to the difference in tax rates between foreign and domestic operations, please segregate this line item into additional categories. If a particular country contributes disproportionately to your income based on significantly lower tax rates, provide additional disclosure in
              MD&A regarding the impact such tax structures had on your results.
Note 13 - Commitments and Contingencies
Product Warranties, page 69

5. Please tell us why activity in your product warranty liability rollforward has significantly decreased since fiscal year 2021, including no activity during fiscal year 2023.
Form 8-K Furnished February 15, 2024

Exhibit 99 - Reconciliation of Adjusted Non-GAAP Financial Results, page 7

6. Please address the following comments related to your non-GAAP measures:

                We note your non-GAAP adjustments for    Excess manufacturing
overhead and
              factory transition costs" and "Litigation costs." Tell us the specific nature of the items included within these line items. Explain how you concluded that they are not normal, recurring, cash operating expenses of your business and why eliminating them within your non-GAAP financial measures is meaningful and appropriate. In doing so, ensure you explain in sufficient detail how you determine the costs that should and should not be included within "Excess manufacturing overhead and factory transition costs" and why you consider the legal costs to be "non-recurring."
              Specifically provide us with the frequency and amounts of litigation cost non-GAAP adjustments made in prior periods. Refer to Question 100.01 of the Non-GAAP
              Financial Measures Compliance and Disclosure Interpretations ("Non-GAAP
              C&DIs").

                We note that the line item "Adjustments to acquired tangible assets" eliminates
              "depreciation related to the mark-up from cost to fair value of fixed assets acquired in business combinations." Tell us how you determined the adjustment does not result in an individually tailored measure pursuant to the guidance in Question 100.0 of the
              Non-GAAP C&DIs.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Bryan M. Hackworth
Universal Electronics Inc.
April 12, 2024
Page 4

       Please contact Andrew Blume at 202-551-3254 or Kevin Woody at 202-551-3629 with any questions.



FirstName LastNameBryan M. Hackworth                  Sincerely,
Comapany NameUniversal Electronics Inc.
                                                      Division of Corporation
Finance
April 12, 2024 Page 4                                 Office of Manufacturing
FirstName LastName